Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended
September 30, 2017
(Millions)
Earnings:
Income (loss) before income taxes	$1,013
Less: Equity earnings	(347)
Income (loss) before income taxes and equity earnings	666
Add:
Fixed charges:
Interest incurred (1)	842
Rental expense representative of interest factor	8
Total fixed charges	850
Distributed income of equity-method investees	602
Less:
Interest capitalized	(24)
Total earnings as adjusted	$2,094
Fixed charges	$850
Ratio of earnings to fixed charges	2.46

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Operations.